                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 16)

                    Under the Securities Exchange Act of 1934


                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
             ------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 31, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P., a Delaware limited partnership 22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                        [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                             10,672,129
         NUMBER OF      --------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            0
           EACH         --------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              10,672,129
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
               11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
               12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
               14       TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                        [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                             2,484,021
         NUMBER OF      --------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            0
           EACH         --------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              2,484,021
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
               11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
               12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
               14       TYPE OF REPORTING PERSON

                                          CO
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ESL Institutional Partners, L.P., a Delaware limited partnership
                        06-1456821
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                       [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                             395,815
         NUMBER OF      --------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            0
           EACH         --------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              395,815
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
                11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
                12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                       N/A
--------------------------------------------------------------------------------
                13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
                14      TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ESL Investors, L.L.C., a Delaware limited liability company
                        13-4095958
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                       [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                             1,521,365
         NUMBER OF      --------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            0
           EACH         --------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              1,521,365
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
                11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
                12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                       N/A
--------------------------------------------------------------------------------
                13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
                14      TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Acres Partners, L.P., a Delaware limited partnership 06-1458694
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                             7,526,599
         NUMBER OF      --------------------------------------------------------
          SHARES             8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH         --------------------------------------------------------
         REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                               7,526,599
                        --------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
              11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
              12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                         N/A
--------------------------------------------------------------------------------
              13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
              14        TYPE OF REPORTING PERSON

                                         PN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Marion Partners, L.P., a Delaware limited partnership 06-1527654
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                       [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                              224,840
         NUMBER OF      --------------------------------------------------------
          SHARES             8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH         --------------------------------------------------------
         REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                               224,840
                        --------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
               11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
               12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                       N/A
--------------------------------------------------------------------------------
               13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
               14       TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Blue Macaw Partners, L.P., a Delaware limited
                        partnership
                        06-1573985
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                       [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                              488,350
         NUMBER OF      --------------------------------------------------------
          SHARES             8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH         --------------------------------------------------------
         REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                               488,350
                        --------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
               11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
               12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                       N/A
--------------------------------------------------------------------------------
               13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
               14       TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Edward S. Lampert
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                        [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                             2,936
        NUMBER OF       --------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            0
           EACH         --------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              2,936
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
               11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
               12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
               14       TYPE OF REPORTING PERSON

                                          IN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

---------------------
CUSIP No. 053332-10-2
---------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     200GA, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                        [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                             2,215,581
        NUMBER OF       --------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            0
           EACH         --------------------------------------------------------
        REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                              2,215,581
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
               11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                   25,531,636
--------------------------------------------------------------------------------
               12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.21%(1)
--------------------------------------------------------------------------------
               14       TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on 97,397,851 shares of common stock issued and outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002.

         This Amendment No. 16 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert and 200GA, L.P., a Delaware limited partnership ("200GA"), are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended in its entirety as follows:

         (a) The names of the persons filing this Amendment are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward
S. Lampert and 200GA, L.P.

         (b) The principal business address of ESL, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert and 200GA is One Lafayette Place, Greenwich, CT 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

         (c) This Amendment is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert and 200GA. The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. The General Partner is the manager of Investors. Investments is the general partner of Acres, Marion, Blue Macaw and 200GA. In the aforementioned capacities, ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and 200GA each may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by the other members of the group. In the capacities described below, Mr. Lampert may be deemed the indirect beneficial owner of the AutoZone, Inc. common stock beneficially owned by the other members of the group.

         The principal business of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and 200GA is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM.

         (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

         (f) ESL, Institutional, Investors, Acres, Marion, Blue Macaw and 200GA are organized in Delaware. Limited is organized in Bermuda, and Mr. Lampert is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented as follows:

         200GA owns an aggregate of 2,215,581 Shares, which were contributed by ESL (1,666,855 Shares), Limited (501,269 Shares) and Institutional (47,457 Shares) in exchange for limited partnership interests in 200GA. Mr. Lampert, a director of the Issuer, owns an aggregate of 2,936 Shares, which he received directly from the Issuer pursuant to the Issuer's director compensation plan.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented as follows:

         On December 31, 2002, ESL, Limited and Institutional each contributed Shares to 200GA in exchange for limited partnership interests in 200GA. 200GA is not included as a selling stockholder in the registration statement on Form S-3 filed by the Issuer on February 26, 2002. The Filing Persons intend to request that the Issuer add 200GA as a selling stockholder to such registration statement. At December 31, 2002, the Filing Persons owned 25,531,636 Shares, which represented 26.21% of the Shares outstanding as of December 12, 2002.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) In accordance with that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 2, 2003, each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert and 200GA may be deemed to beneficially own 25,531,636 Shares (which is approximately 26.21% of the Shares outstanding as of December 12, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2002, filed with the SEC on December 20, 2002).

(b)                                                Sole             Shared                Sole                Shared
                                                  Voting            Voting             Dispositive          Dispositive
                                                   Power             Power                Power                Power
                                               ---------------   ------------       -----------------      --------------
ESL Partners, L.P.                                 10,672,129          0                  10,672,129            0
ESL Limited                                         2,484,021          0                   2,484,021            0
ESL Institutional Partners, L.P.                      395,815          0                     395,815            0
ESL Investors, L.L.C.                               1,521,365          0                   1,521,365            0
Acres Partners, L.P.                                7,526,599          0                   7,526,599            0
Marion Partners, L.P.                                 224,840          0                     224,840            0
Blue Macaw Partners, L. P.                            488,350          0                     488,350            0
Edward S. Lampert                                       2,936          0                       2,936            0
200GA, L.P.                                         2,215,581          0                   2,215,581            0

         (c) Since the most recent filing on Schedule 13D, there have been no transactions in the Shares by any of the Filing Persons, other than as provided herein and on Schedule A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended in its entirety as follows:

         Other than as provided herein, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated as of January 2, 2003, entered into by and among ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert and 200GA.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: January 2, 2003

                                ESL PARTNERS, L.P.

                                By: RBS Partners, L.P., its general partner
                                By: ESL Investments, Inc., its general partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        President

                                ESL LIMITED

                                By: ESL Investment Management, LLC, its
                                    investment manager


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        Member

                                ESL INSTITUTIONAL PARTNERS, L.P.

                                By: RBS Investment Management, LLC, its general
                                    partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        Member

                                ESL INVESTORS, L.L.C.

                                By: RBS Partners, L.P., its manager
                                By: ESL Investments, Inc., its general partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        President

                                ACRES PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        President

                                MARION PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        President

                                BLUE MACAW PARTNERS, L.P.

                                By: ESL Investments, Inc., its general partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        President



                                 /s/ EDWARD S. LAMPERT
                                ------------------------------------------------
                                EDWARD S. LAMPERT

                                200GA, L.P.

                                By: ESL Investments, Inc., its general partner


                                    By: /s/ WILLIAM C. CROWLEY
                                        ----------------------------------------
                                        William C. Crowley
                                        President

                                   SCHEDULE A

              TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS OR
                  SINCE THE MOST RECENT FILING OF SCHEDULE 13D


IN THE PAST 60 DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE AS FOLLOWS:

On December 31, 2002, ESL contributed 1,666,855 Shares to 200GA in exchange for limited partnership interests in 200GA.


IN THE PAST 60 DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE AS
FOLLOWS:

On December 31, 2002, Limited contributed 501,269 Shares to 200GA in exchange for limited partnership interests in 200GA.


IN THE PAST 60 DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL WERE AS FOLLOWS:

On December 31, 2002, Institutional contributed 47,457 Shares to 200GA in exchange for limited partnership interests in 200GA.


IN THE PAST 60 DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY MR. LAMPERT WERE AS
FOLLOWS:

                  Date Acquired                Price per Share                Shares Acquired
                -----------------          -----------------------          --------------------
                    12/02/02                         $81.63                          89


IN THE PAST 60 DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY 200GA WERE AS
FOLLOWS:

On December 31, 2002, 200GA received, as set forth above, an aggregate of 2,215,581 Shares from ESL, Limited and Institutional in exchange for limited partnership interests in 200GA.

                                INDEX TO EXHIBITS


Exhibit 1 Joint Filing Agreement, dated as of January 2, 2003, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward S. Lampert and 200GA, L.P.